UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2009 and 2008	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2009	17
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2009	19
Signature	20

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (“Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 18, 2010

PFIZER SAV INGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2009	2008

Assets:

Investments, at fair value:
Pfizer Inc. common stock	$1,224,911	$1,177,948
Pfizer Inc. preferred stock	67,962	78,028
Mutual funds	1,350,624	1,008,123
Common/collective trust funds	2,126,424	1,847,606
Fixed income funds	1,020,486	940,103
Total investments, at fair value	5,790,407	5,051,808

Loans to participants	65,990	74,492

Receivables:
Participant contributions	7,924	--
Company contributions	3,705	--
Receivable for securities sold	907	927
Interest	3	46
Other	25	40
Total receivables	12,564	1,013
Total assets	5,868,961	5,127,313

Liabilities:
Investment management fees payable	(809)	(490)
Pending trade purchases	(315)	--
Total liabilities	(1,124)	(490)

Net assets available for plan benefits, at fair value	5,867,837	5,126,823

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,811)	6,984
Net assets available for plan benefits	$5,832,026	$5,133,807

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(in thousands of dollars)	2009	2008

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$819,605	$(1,853,750)
Pfizer Inc. common stock dividends	54,239	84,632
Pfizer Inc. preferred stock dividends	4,040	3,557
Interest income	44,888	45,939
Dividend income from other investments	8,036	10,733
Total investment income/(loss)	930,808	(1,708,889)
Interest income from loans to participants	4,329	5,798
Less: Investment management fees	(1,669)	(3,767)
	933,468	(1,706,858)

Transfers into Plan	3,942	2,607,574

Contributions:
Participant	282,876	327,268
Company	137,494	152,606
	420,370	479,874
Total additions, net	1,357,780	1,380,590

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(659,561)	(750,882)

Net increase	698,219	629,708
Net assets available for plan benefits:
Beginning of year	5,133,807	4,504,099
End of year	$5,832,026	$5,133,807

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan (“Plan”) is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. For all participants other than those participants formerly in the Pharmacia Savings Plan (see Note 3), contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company.  Employee contributions in excess of 6% are not matched. For legacy Pharmacia participants, participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Effective January 1, 2008, a Roth 401(k) contribution option was added to the Plan which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan, and allows for tax-free earnings on those contributions if subsequent distributions are qualified under the Code.

The Company matching contribution formula elected by participants under the Pharmacia Savings Plan as of December 31, 2007 remains in effect under the Plan.  The Company match depends on the amount of the participant's before-tax and after-tax contribution and whether Option 1 or Option 2 under the Choice Program was selected.  Under both Options, the Company matches 100% of participant contributions, from 1% to 5% of compensation, as defined by the Plan. Under Option 2 of the Choice Program, there is an additional $0.25 to $1.00 Company match for each $1.00 contributed on the first 5% of eligible pay which was based on the participant's ages as follows:

-	Under age 35: $0.25 additional match
-	Age 35 - 44: $0.50 additional match
-	Age 45 - 49: $0.75 additional match
-	Age 50 and older: $1.00 additional match

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant-Directed Funds --

Pfizer Match Fund	--
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Pfizer Preferred Stock Fund	--
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Pfizer
Savings Plan (see Note 3).  Dividends paid to the participants’ Pfizer Preferred Stock
Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Blackrock US Debt Index Fund(1)
(b)	Northern Trust Russell 2000 Small Cap Index Fund*
(c)	Northern Trust S&P 500 Equity Index Fund*
(d)	Pfizer Inc. Company Stock Fund
(e)	T. Rowe Price Stable Value Fund
(f)	Fidelity Low Price Stock Fund
(g)	Fidelity Large Cap Growth Fund
(h)	Fidelity Mid Cap Stock Fund
(i)	T. Rowe Price Small Cap Stock Fund
(j)	Capital Guardian International Fund
(k)	Blackrock Lifepath Retirement Fund(1)
(l)	Blackrock Lifepath 2020 Fund(1)
(m)	Blackrock Lifepath 2030 Fund(1)
(n)	Blackrock Lifepath 2040 Fund(1)
(o)	Blackrock US TIPS Index Fund(1)
(p)	Dodge & Cox International Fund
(q)	Eaton Vance Special Large Cap Fund

*	Northern Trust sponsored fund.
(1)	Formerly Barclays Global Investors funds renamed upon acquisition by BlackRock in December 2009.

Contributions made by participants may subsequently be invested into a self-directed brokerage account.

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, are employed by a unit not designated for participation in the Plan, or are otherwise eligible for another Company sponsored savings plan, are eligible to enroll in the Plan on their date of hire.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate.  Contributions are invested in the Plan’s default investment fund option.

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan (see Note 3).  Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan.  Participant balances of the Pharmacia Savings Plan were transferred into investment options offered by the Pfizer Savings Plan as of that date.

Loans to Participants

Plan participants are permitted to borrow against their account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate, as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.  Interest rates on outstanding loans ranged from 4.25% to 10.5% at December 31, 2009 and 2008.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.  An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant whose account balance is greater than one thousand dollars is entitled to receive the full value of the account balance or defer payment to a later date though subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is one thousand dollars or less will receive his account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½.  A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid. For treatment of benefits processed and approved for payment prior to December 31 but not yet paid as of that date, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  Fixed income funds represent investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). These GICs and SICs are reported at fair value by the insurance companies and underlying banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive (see Note 6).

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock.  It may also be redeemed by Pfizer Inc. at a per share equivalent stated value of $40.30.  Pfizer Inc. preferred stock is valued using the higher of the per share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57486 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value).  Pfizer Inc. preferred stock was valued at $46.84 at December 31, 2009 and $45.60 at December 31, 2008 based on the closing Pfizer Inc. common stock price of $18.19 and $17.71 on December 31, 2009 and 2008, respectively.

See Note 8 for additional information regarding the fair value of the Plan’s investments.

Loans to Participants

Loans to participants, which are subject to various interest rates, are recorded at amortized cost.

Risk and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Investments

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/ (depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the fund holding investments in GICs and SICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Adoption of New Accounting Standard

As of January 1, 2008, the Plan adopted on a prospective basis certain required provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as amended. Effective July 1, 2009, this standard was incorporated into the FASB Accounting Standards Codification (ASC) Section 820, Fair Value Measurements and Disclosures (FASB ASC 820).  Those provisions relate to financial assets and liabilities carried at fair value and fair value disclosures related to financial assets and liabilities.  FASB ASC 820, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The adoption of FASB ASC 820 did not have a material impact on the Plan’s net assets available for plan benefits. (See Note 8: Fair Value Measurements).

3.     Transfers Into and Out Of the Plan

In January 2007, the Plan Sponsor completed its acquisition of Embrex, Inc.  In October 2008, net assets of the Embrex, Inc. 401(k) Retirement Savings Plan in the amount of $7,760 were transferred into the Plan.

On January 1, 2008, the Pharmacia Savings Plan was merged into the Pfizer Savings Plan resulting in a transfer of net assets in the amount of $2,599,814 into the Plan.  Participants eligible to participate in or who held balances in the Pharmacia Savings Plan became eligible to participate in the Pfizer Savings Plan.  Participant balances were transferred into investment options offered by the Pfizer Savings Plan as of that date.  The Company matching contribution formula elected by participants under the Pharmacia Retirement Choice Program as of December 31, 2007, remains in effect under the Pfizer Savings Plan.

In 2007 the Plan Sponsor completed its acquisition of BioRexis Pharmaceutical Corp.  In July 2009, net assets of the BioRexis Pharmaceutical Corporation 401(k) Plan in the amount of $277 were transferred into the Plan.

In 2008 the Plan Sponsor completed its acquisition of Encysive Pharmaceuticals Inc.  In December 2009, net assets of the Encysive Pharmaceuticals Inc. 401(k) Plan in the amount of $3,665 were transferred into the Plan.

4.     Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2009	2008

Pfizer Inc. common stock*	$1,224,911	$1,177,948
Northern Trust S&P 500 Equity Index Fund	521,485	442,764
Fidelity Large Cap Growth Fund	384,999	296,027
Capital Guardian International Fund	356,385	281,145

*
Includes 41,166,402 non-participant directed shares and 26,173,374 participant directed shares at December 31, 2009 and 38,794,321 non-participant directed shares and 27,718,869 participant directed shares at December 31, 2008.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2009	2008

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$40,256	$(334,076)
Pfizer Inc. preferred stock	506	(25,281)
Common stock	--	67
Mutual funds	374,242	(732,943)
Common/collective trust funds	404,601	(761,517)
	$819,605	$(1,853,750)

6.     Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs and SICs. The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals. At December 31, 2009 and 2008, the Plan held GICs with a contract value of $63,426 and $67,072, respectively, and SICs with a contract value of $921,249 and $880,015, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time.  The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution.  The issuer accepts a deposit from the plan and purchases investments, which are held by the issuer.  The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from the plan's stable value fund. "Permitted participant-initiated withdrawals" mean withdrawals from the plan's stable value fund which directly result from participant transactions which are allowed by the plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the plan.  SICs consist of a portfolio of underlying assets owned by the plan, and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution.  The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from the plan's stable value fund.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets.  The crediting rate will generally reflect, over time, movements in prevailing interest rates.  However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.  In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of the plan's stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 4% for both 2009 and 2008. The crediting interest rates were approximately 4.3% for 2009 and 4.2% for 2008.

The existence of certain conditions can limit the plan's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the plan which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the plan, tax disqualification, certain plan amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value.  For example, certain breaches by the plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value.  Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments in the Pfizer Match Fund and Pfizer Preferred Stock Fund is as follows:

	December 31,
(thousands of dollars)	2009	2008

Net Assets:
Investments, at fair value:
Pfizer Inc. common stock	$748,817	$687,047
Pfizer Inc. preferred stock	67,962	78,028
Common/collective trust funds	7,639	10,739
Total investments	824,418	775,814
Receivables:
Company contributions	3,314	--
Receivable for securities sold, net	431	927
Total receivables	3,745	927
Net assets available for plan benefits	$828,163	$776,741

	Year-ended December 31,
(thousands of dollars)	2009	2008

Changes in Net Assets:
Investment income/(loss):
Net appreciation (depreciation) in investments	$31,203	$(217,933)
Pfizer Inc. common stock dividends	32,302	48,678
Pfizer Inc. preferred stock dividends	4,040	3,557
Interest and dividend income from other investments	33	178
	67,578	(165,520)
Less: Investment management fees	(11)	(13)
	67,567	(165,533)
Contributions and other:
Company contributions	127,069	133,394
Benefits paid to participants	(86,550)	(106,196)
Transfer into Plan	--	276,490
Transfers to participant-directed investments	(56,346)	(111,407)
Loan transaction transfers, net	(318)	(739)
	(16,145)	191,542

Net increase	51,422	26,009

Net assets available for plan benefits:
Beginning of year	776,741	750,732
End of year	$828,163	$776,741

8.     Fair Value Measurements

The following tables set forth by level, within the FASB ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.

(in thousands)	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,350,624	$--	$--	$1,350,624
Pfizer Inc. common stock	1,224,911	--	--	1,224,911
Pfizer Inc. preferred stock	--	67,962	--	67,962
Common/collective trust funds	--	2,126,424	--	2,126,424
Guaranteed investment contracts	--	66,341	--	66,341
Synthetic investment contracts	--	954,145	--	954,145

Total investments at fair value	$2,575,535	$3,214,872	$--	$5,790,407

(in thousands)	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$1,008,123	$--	$--	$1,008,123
Pfizer Inc. common stock	1,177,948	--	--	1,177,948
Pfizer Inc. preferred stock	--	78,028	--	78,028
Common/collective trust funds	--	1,847,606	--	1,847,606
Guaranteed investment contracts	--	68,862	--	68,862
Synthetic investment contracts	--	871,241	--	871,241

Total investments at fair value	$2,186,071	$2,865,737	$--	$5,051,808

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 meaning the use of unobservable inputs.

See Note 2: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.  Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2008 and expected to be filed for 2009.

	December 31,
(thousands of dollars)	2009	2008

Net assets available for plan benefits per the financial statements	$5,832,026	$5,133,807
Adjustment of fixed income fund investments from contract value to fair value	35,811	(6,984)
Amounts allocated to withdrawing participants	(1,242)	(774)
Deemed distributions	(2,313)	(2,483)
Net assets available for plan benefits per Form 5500	$5,864,282	$5,123,566

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2009	2008

Benefits paid to participants per the financial statements	$659,561	$750,882
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,555	3,257
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(3,257)	(3,249)
Benefits paid to participants per Form 5500	$659,859	$750,890

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2009	2008

Net appreciation (depreciation) in investments per the financial statements	$819,605	$(1,853,750)
Adjustment of fixed income fund investments from contract value to fair value at end of year	35,811	(6,984)
Adjustment of fixed income fund investments from contract value to fair value at beginning of year	6,984	(2,238)
Net appreciation (depreciation) in investments per Form 5500	$862,400	$(1,862,972)

10.     Subsequent event

On October 15, 2009, the Company acquired all of the outstanding equity of Wyeth.  In connection with the acquisition, the Company adopted and assumed sponsorship of the Wyeth employee benefit plans.  On October 1, 2010 the Wyeth Savings Plan is scheduled to be merged with the Pfizer Savings Plan.  Participants who are eligible to participate and hold balances in the Wyeth Savings Plan will be able to participate in the Pfizer Savings Plan.  Participant balances will be transferred into investment options offered by the Pfizer Savings Plan at that time.

SCHEDULE I

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Common
*Pfizer Inc. Common Stock			67,339,776	$1,047,531	$1,224,911

Corporate Stock - Preferred
*Pfizer Inc. Preferred Stock			1,451,041	58,493	67,962

Common/Collective Trust Funds
*NTGI – QM Collective Daily S&P 500 Equity Index Fund - Lending			162,279	530,644	521,485
*NTGI – QM Collective Daily Russell 2000 Equity Index Fund - Lending			55,761	43,612	42,983
*NTGI Collective Government Short-Term Investment Fund			55,677,771	55,678	55,678
Blackrock Lifepath Retirement Fund N			13,967,803	284,198	291,787
Blackrock Lifepath 2020 Fund N			11,626,063	258,891	252,751
Blackrock Lifepath 2030 Fund N			8,608,135	193,484	183,956
Blackrock Lifepath 2040 Fund N			3,351,247	69,676	70,309
Blackrock US Debt Index Fund K			10,011,381	226,496	257,593
Blackrock US TIPS Fund K			8,697,400	89,197	93,497
Capital Guardian All Country World (ex-U.S.) Equity Fund Unit Class I			27,908,004	369,229	356,385
				2,121,105	2,126,424
Mutual Funds
Fidelity Mid Cap Stock Fund			11,423,921	291,164	267,548
Fidelity Large Cap Growth Fund			5,581,309	382,032	384,999
Fidelity Low Price Stock Fund			4,542,508	154,012	145,088
T.Rowe Price Small Cap Stock Fund			5,723,965	158,141	154,204
Eaton Vance Special Large Cap Fund			15,353,601	240,750	257,633
Dodge & Cox International Stock Fund			2,421,312	78,830	77,119
				1,304,929	1,286,591

Self-Directed Brokerage Account					64,033

Fixed Income Funds
T.Rowe Price Stable Value Fund--Synthetic Guaranteed Investment Contracts:
Bank of America Contract #03-099	4.725%	**	230,655,010	230,655	238,672
Rabobank Contract #WLC-100301	4.901%	**	229,312,947	229,313	238,160
State Street Contract #96028	4.725%	**	230,656,309	230,656	238,673
CDC Natixis Contract #WR-1828-01	4.725%	**	230,625,012	230,625	238,641

T.Rowe Price Stable Value Fund--Guaranteed Investment Contracts:
ING USA Annuity, Contract #IUS0248	5.60%	5/16/2011	3,452,011	3,452	3,652
ING USA Annuity, Contract #IUS0284	5.30%	8/15/2012	3,426,841	3,427	3,697
ING USA Annuity, Contract #IUS0178	4.46%	3/10/2010	5,181,455	5,181	5,214
MetLife Ins. Co. of CT, Contract #29699	5.10%	2/15/2012	4,177,159	4,177	4,461
Metropolitan Life Ins., Contract #29611	5.32%	8/15/2011	2,142,168	2,142	2,275
Metropolitan Life Ins., Contract #29676	5.37%	11/15/2011	1,887,401	1,887	2,019
Metropolitan Life Ins., Contract #GC29272	4.77%	2/10/2010	3,123,843	3,124	3,136
Monumental Life, Contract #SV04566Q	4.49%	8/16/2010	5,084,946	5,085	5,195
Monumental Life, Contract #SV04669Q	5.23%	8/15/2011	1,427,644	1,428	1,514
Monumental Life, Contract #SV04712Q	5.03%	11/15/2011	3,773,265	3,773	4,012
Principal Life Insurance, Contract #7-05924-4	5.18%	5/15/2012	4,129,914	4,130	4,433
Principal Life Insurance, Contract #7-05924-2	4.42%	5/14/2010	4,257,812	4,258	4,302
Principal Life Insurance, Contract #7-05924-3	5.25%	2/15/2011	5,228,673	5,229	5,443
New York Life, Contract #GA-34202	4.65%	3/14/2013	8,298,657	8,299	8,816
Pacific Life Insurance, Contract #G-27383.01	4.90%	2/16/2011	7,833,973	7,834	8,171
				984,675	1,020,486

Loans to Participants (7,723 loans)	4.25% to 10.5%	Jan. 2010 to Dec. 2024			65,990

Total					$5,856,397

*      Party-in-interest as defined by ERISA
       **    Open-ended maturity

See accompanying report of independent registered public accounting firm.

SCHEDULE II

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2009
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc.*	Common stock – 60 purchases	$143,245	$--	$143,245	$143,245	$--
Pfizer Inc.*	Common stock - 339 sales	$--	$149,642	$146,251	$149,642	$3,391
NTGI Collective Government Short Term Investment Fund *	CCT shares – 242 purchases	$133,398	$--	$133,398	$133,398	$--
NTGI Collective Government Short Term Investment Fund *	CCT shares – 583 sales	$--	$202,871	$202,871	$202,871	$--
NTGI – QM Collective Daily S&P 500 Equity Index Fund *	CCT shares – 384 purchases	$259,005	$--	$259,005	$259,005	$--
NTGI – QM Collective Daily S&P 500 Equity Index Fund *	CCT shares – 952 sales	$--	$291,944	$304,897	$291,944	$(12,953)
Dodge & Cox International Stock Fund	Mutual Fund shares – 52 purchases	$18,100	$--	$18,100	$18,100	$--
Dodge & Cox International Stock Fund	Mutual Fund shares – 166 sales	$--	$284,380	$421,271	$284,380	$(136,891)

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By:	/s/ Neal Masia

Neal Masia Member, Savings Plan Committee

Date:  June 18, 2010